

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2012

<u>Via E-mail</u>
Michael Kim
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

  Re: Patni Computer Systems Ltd.
    Amendment 3 to Schedule TO-T/13E-3/A filed July 17, 2012 by iGate
    Corporation, et. al
    File No.5-82642

Dear Mr. Kim:

  The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

  In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note you response to comments 1 and 2 in our prior letter dated July 2, 2012. Amendments should also generally be distributed to US shareholders. Please confirm in your response letter and tell us how this was done with respect to amendment 3 in particular, as well as the amendment you will file in response to these comments.

2. See comment 3 in our July 2, 2012 letter and your response. Put the information in your comment response (about your lack of current intentions to engage in a second step transaction to eliminate target security holders remaining after the Offer) in the disclosure document. Discuss the impact on remaining Patni security holders who elect not to participate in the Offer.

3. Refer to comment 4 in our prior comment letter and your response. Clarify in the amended disclosure document.

Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions